April 24, 2009

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Mail Stop 0610

Attention: Jeffrey Riedler, Assistant Director

Re:	Immunomedics, Inc.
Form 10-K for the Year Ended June 30, 2008
Form 10-Q for the Period Ended September 30, 2008
File No. 000-12104

Dear Mr. Riedler:

This letter is submitted on behalf of Immunomedics, Inc. (“Immunomedics” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated April 13, 2009 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.

Form 10-K for the Year Ended June 30, 2008

Item 1.	Business

Our Patents,

1.	We note your response to comment 3 and reissue the comment in part. Please expand the chart to indicate the jurisdictions issuing the respective patents.

Response:

The Company acknowledges the Staff’s comment. The Company proposes to include the following disclosure (updated as of a then current date) in its future filings, including in its next Annual Report on Form 10-K:

We have accumulated a sizeable portfolio of patents and patent applications in the course of our research, which we believe constitutes a very valuable business asset. The

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major patents relate primarily to our therapeutic product candidates as well as our technologies and other discoveries for which no product candidate has yet been identified. As of August XX, 2009, our portfolio included XXX issued U.S. patents. In addition, as of such date the portfolio included more than XXX issued foreign patents, with a number of U.S. and foreign patent applications pending.

The chart below highlights our material patents and product groups as of June 30, 2009, the major jurisdictions and relevant expiration periods.

Program & Product Group	Description/Targeted Antigen	Patent Expiration	Major Jurisdictions
CD22 Program – Epratuzumab	Unlabeled Antibody CD22	2014 - 2020	USA, Europe, Japan

CD20 Program – Veltuzumab	Unlabeled Antibody CD20	2023	USA, Europe, Japan

PAM4 Program	Y-90 Labeled Antibody PAM4	2023	USA, Europe, Japan

CD74 Program – Milatuzumab	Unlabeled Antibody CD74	2024	USA, Europe, Japan

CEA Program – Labetuzumab	Carcinoembryonic Antigen Antibody	2014 - 2015	USA, Europe, Japan

Our Licenses

2.	We note your response to comment 4 and reissue the comment in part. As previously requested, please expand the discussion to indicate the expiration dates of the license agreements; the range of royalty payments, e.g. single digits, low to mid teens, etc; and whether there are any milestone payments with respect to the CMMI license.

Response:

The Company acknowledges the Staff’s comment. The Company proposes to include the following disclosure (updated as of a then current date) in its future filings, including in its next Annual Report on Form 10-K:

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We have obtained licenses from various parties for rights to use, develop and commercialize proprietary technologies and compounds. Currently, we have the following medical licenses:

•

Medical Research Council, or MRC – We entered into a license agreement with MRC in May 1994 whereby we have obtained a license for certain patent rights with respect to the genetic engineering on monoclonal antibodies. Our agreement does not require any milestone payments, nor have we made any payments to MRC to date. Our agreement with MRC, which expires at the expiration of the last of the licensed patents in 2020, provides for future royalty payments in the low single digits to be made based on a percentage of product sales.

•

Center for Molecular Medicine and Immunology, or CMMI—We have entered into a license agreement with CMMI in December 2004 whereby we have licensed certain rights with respect to patents and patent applications owned by CMMI. Dr. Goldenberg, our Chief Medical Officer, Chief Scientific Officer and Chairman of our Board of Directors, is the founder, President and member of the Board of Trustees of CMMI. No license or milestone payments are required under this agreement. Under the license agreement, which expires at the expiration of the last of the licensed patents in 2023, CMMI will receive future royalty payments in the low single digits based on a percentage of sales of products that are derived from the CMMI patents. Under the license agreement we are able to decide which patent related expenses we will support. Since January 2005, we have made payments for CMMI patent related expenses of an aggregate of approximately $250,000. However any inventions made independently of us by CMMI are the property of CMMI.

Item 11.	Executive Compensation

3.	We note your response to comments 5 and 6. Please revise your discussion to address which specific individual goals of Ms. Sullivan and Mr. Gorman were met and how the Compensation Committee considered the achievement of the respective individual goals in determining the bonus and option awards.

Response:

The Company acknowledges the Staff’s comments in 5 and 6 above and proposes to further revise its previously provided disclosure to include the following disclosure in place of the Company’s existing Compensation Discussion and Analysis – Annual Bonuses section (to be modified to reflect then current 2009 information) of the Company’s future filings, including the Company’s next Definitive Proxy Statement on Schedule 14A:

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Annual Bonuses

As part of their compensation package, the Company’s executive officers have the opportunity to earn annual cash incentive awards. Cash incentive awards are designed to reward superior executive performance while reinforcing the Company’s short-term strategic operating goals. If warranted in special circumstances, individual one-time discretionary bonuses may also be awarded to the Company’s executive officers during the course of the year.

Each year, in considering annual bonuses, the Compensation Committee evaluates the annual performance of the individual executives, focusing on the executive’s performance in his or her area or areas of functional responsibility relative to the achievement of the Company’s annual corporate goals and other significant corporate accomplishments. Beginning with fiscal year 2008, cash incentive awards were based on achievement of pre-established Company objectives and individual goals established by the Compensation Committee in consultation with the CEO for each executive officer and, for executive officers other than the CEO, a subjective review of that individual’s performance relative to the overall priorities and strategies of the Company. The Company’s strategic plan and individual performance targets include successful partnering transactions, and other strategic plan metrics, operational and financial metrics, regulatory compliance metrics, and delivery of specific programs, plans, and budgetary objectives identified by the Compensation Committee.

In 2008, the Company’s strategic plan focused on:

•	Consummating a worldwide licensing agreement for veltuzumab;

•	Conserving and strengthening the Company’s cash position; and

•	Advancing the Company’s pipeline of therapeutic product candidates and technologies.

In 2008, Ms. Sullivan’s individual performance goals were established to focus on her areas of responsibility which, in her capacity as President and CEO of the Company, centered around her ability to consummate licensing and other transactions focused on monetizing the Company’s product candidates, advancing the Company’s pipeline of therapeutic product candidates and technologies and maintaining stockholder confidence in management and the Company. Ms. Sullivan’s specific performance goals included:

•	Consummating a worldwide licensing agreement for veltuzumab;

•	Conserving and strengthening the Company’s cash position;

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•	Implementing and managing the Company’s short- and long-term strategic plan;

•	Completing the veltuzumab Phase II trial in non-Hodgkin’s lymphoma using the intravenous formulation;

•	Initiating veltuzumab Phase I/II studies in immune thrombocytopenia purpura with the intravenous formulation;

•	Initiating veltuzumab Phase I/II studies in non-Hodgkin’s lymphoma and chronic lymphocytic leukemia using a new subcutaneous formulation;

•	Initiating a yttrium-90-labeled PAM4 Phase Ib study in combination with gemcitabine for patients with pancreatic cancer;

•	Enrolling patients into Phase I/II studies of milatuzumab in patients with multiple myeloma;

•	Initiating Phase I/II studies with milatuzumab in non-Hodgkin’s lymphoma and chronic lymphocytic leukemia; and

•	Maintaining stockholder confidence in management and the Company.

In 2008, Mr. Gorman’s individual performance goals were established to focus on his areas of responsibility, which in his capacity as Senior Vice President, Finance and Business Development, and Chief Financial Officer of the Company, centered on his ability to manage the Company’s financial strategic plan, ensure compliance with federal and state securities reporting requirements and consummate licensing and other transactions focused on monetizing the Company’s product candidates. Mr. Gorman’s specific performance goals included:

•	Developing, implementing and managing the Company’s short- and long-term financial plan;

•	Ensuring compliance with federal and state securities reporting requirements;

•	Consummating a worldwide licensing agreement for veltuzumab;

•	Conserving and strengthening the Company’s cash position;

•	Maintaining stockholder confidence in management and the Company.

•	Ensuring that the Company’s IT systems infrastructure is maintained, secured and commensurate with the needs of the Company; and

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•	Maintaining the effectiveness of patent and proprietary protections over the Company’s pipeline of therapeutic product candidates and technologies.

In 2008, Dr. Goldenberg’s individual performance goals were established to focus on his areas of responsibility which, in his capacity as Chief Medical Officer and Chief Scientific Officer of the Company, centered around his ability to design, implement and manage the Company’s clinical and pre-clinical research and development activities and maintain the effectiveness of patent and proprietary protections over the Company’s pipeline of therapeutic product candidates and technologies. Dr. Goldenberg’s performance goals included:

•	Designing, implementing and managing the Company’s clinical research and development activities;

•	Inventing, designing, implementing and managing the Company’s pre-clinical research and development activities; and

•	Maintaining the effectiveness of patent and proprietary protections over the Company’s pipeline of therapeutic product candidates and technologies.

Each executive officer has a target bonus opportunity that, in the case of Ms. Sullivan and Dr. Goldenberg, is determined in accordance with their respective employment agreements, or is otherwise set by the Compensation Committee each year based on its comparison of the total compensation opportunity of the Company’s executive officers against the total compensation opportunity of similarly situated executives at the companies identified above. In assessing the total compensation opportunity, the Compensation Committee also takes into account the executive officer’s relative experience in his or her position and in the industry generally and the Company’s overall financial position.

For fiscal year 2008, the target bonus level set for each of the Company’s executive officers was 30% of base salary. The actual bonuses paid for fiscal year 2008 exceeded the target bonuses based on the Compensation Committee’s assessment of the performance of each of the named executive officers and the overall performance of the Company. The most significant achievement for fiscal year 2008 taken into account by the Compensation Committee in awarding bonuses for 2008 was the execution of the License and Collaboration Agreement with Nycomed GmbH. This license agreement resulted in a significant financial benefit to the Company, furthered the Company’s short and long term strategic and financial goals, affirmed the Company’s development activities with respect to veltuzumab and strengthened the Company’s cash position.

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With respect to Ms. Sullivan, in addition to the achievement of the execution of the License and Collaboration Agreement with Nycomed GmbH, the Compensation Committee determined that Ms. Sullivan also achieved her performance goals of (i) initiating veltuzumab Phase I/II studies in immune thrombocytopenia purpura with an intravenous formulation; (ii) initiating veltuzumab Phase I/II studies in non-Hodgkin’s lymphoma and chronic lymphocytic leukemia using a new subcutaneous formulation; (iii) initiating a yttrium-90-labeled PAM4 Phase Ib study in combination with gemcitabine for patients with pancreatic cancer; and (iv) enrolling patients into Phase I/II studies of milatuzumab in patients with multiple myeloma; and that achievement of such goals advanced the Company’s pipeline of therapeutic product candidates and technologies in accordance with the Company’s strategic plan. With respect to Mr. Gorman, in addition to the achievement of the execution of the License and Collaboration Agreement with Nycomed GmbH, the Compensation Committee also determined that Mr. Gorman achieved his performance goals of (i) developing, implementing and managing the Company’s short- and long-term financial plan; (ii) ensuring the Company’s compliance with federal and state securities reporting requirements; (iii) securing and maintaining the Company’s IT systems infrastructure commensurate with the needs of the Company; and (iv) maintaining the effectiveness of patent and proprietary protections over the Company’s pipeline of therapeutic product candidates and technologies; and that achievement of such goals strengthened the Company’s cash position and advanced the Company’s pipeline of therapeutic product candidates and technologies in accordance with the Company’s strategic plan. Based upon the foregoing, and taking into account the relative significance of each performance goal achieved by the Company’s named executive officers, the Compensation Committee awarded the Company’s named executive officers the bonuses detailed in the table below.

According to the information supplied by Arnosti, average cash bonuses paid to chief executive officers in the Company’s peer group for 2008 were approximately 50% of their salaries. Executive officers below the chief executive officer level of companies in the Company’s peer group on average received bonuses in the range of 34% to 45% of base salaries. The Compensation Committee believes that the bonuses paid to the named executive officers for fiscal year 2008 were reasonably consistent with the average bonuses awarded by its peers after considering the level of attainment of the applicable performance goals described above.

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The table below details fiscal year 2008 annual bonus targets and actual payouts for each of the named executive officers.

Name	Title	2008 Target Bonus ($)	2008 Target Bonus (% Salary)	2008 Actual Bonus ($)	2008 Actual Bonus (% Salary)
Cynthia L. Sullivan	President and Chief Executive Officer	$159,600	30.0%	$239,400	46.3%

Dr. David M. Goldenberg	Chairman of the Board and Chief Scientific Officer and Chief Medical Officer	$150,000	30.0%	$225,000	45.0%

Gerard G. Gorman	Senior Vice President, Finance and Business Development, Chief Financial Officer	$81,000	30.0%	$171,500	63.5%

The dollar amount of the fiscal year 2009 annual bonus target for the CEO and the Chief Scientific Officer and Chief Medical Officer remained the same as for the previous year. The dollar amount of the fiscal year 2009 annual bonus for the CFO was increased over the fiscal year 2008 levels. The table below shows the dollar amount of the fiscal year 2008 and fiscal year 2009 annual target bonus for each named executive officer, together with percentage of base salary represented by that target:

Name	Title	2008 Target Bonus ($)	2008 Target Bonus (% Salary)	2009 Target Bonus ($)	2009 Target Bonus (% Salary)
Cynthia L. Sullivan	President and Chief Executive Officer	$159,600	30.0%	$159,600	30.0%

Dr. David M. Goldenberg	Chairman of the Board, Chief Scientific Officer and Chief Medical Officer	$150,000	30.0%	$150,000	30.0%

Gerard G. Gorman	Senior Vice President, Finance and Business Development, Chief Financial Officer	$81,000	30.0%	$87,480	30.0%

In addition to the proposed disclosure to be included in the Company’s Compensation Discussion and Analysis – Annual Bonuses section of the Company’s next Definitive Proxy Statement on Schedule 14A, the Company also proposes to include the following disclosure in place of the fourth and fifth paragraph of the Company’s Compensation Discussion and Analysis – Long-Term Incentive Equity Awards section (to be modified to reflect then current 2009 information) of the Company’s next Definitive Proxy Statement on Schedule 14A:

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April 24, 2009

We have historically made grants of stock options to all employees on their date of hire based on salary level and position. All employees, including our executive officers, are also eligible for subsequent discretionary awards. All employees, including our executive officers, are also eligible for annual awards granted in recognition of individual and corporate performance during the year. For the 2007 fiscal year options were granted to our executive officers in July 2007. For the 2008 fiscal year our executive officers and employees were granted stock options in July 2008 after reviewing fiscal year 2008 performance, including giving consideration to the execution of the License and Collaboration Agreement with Nycomed GmbH on July 11, 2008 and the achievement of individual performance goals by each of our named executive officers described under Annual Bonuses above.

Specifically, in July 2008, the Compensation Committee granted certain long-term incentive equity awards to the Company’s named executive officers after reviewing corporate and individual performance in fiscal year 2008 in the context of the factors which the Compensation Committee believes contributes to overall corporate growth and considering overall compensation of each of our named executive officers in fiscal year 2008. In determining the equity grants to be awarded, the Compensation Committee took into account the corporate and individual performance results described under Annual Bonuses above. Based upon such evaluation, the Compensation Committee awarded our CEO a stock option to purchase 100,000 shares of our common stock. In addition, our CEO was awarded 100,000 restricted stock units in accordance with our 2006 Stock Incentive Plan. The Compensation Committee also awarded an aggregate of 300,000 options to our Chief Scientific Officer and Chief Medical Officer and 50,000 restricted stock units to our Senior Vice President, Finance and Business Development and Chief Financial Officer, after reviewing fiscal year 2008 performance. The stock options vest 25% on the first anniversary of the date of grant and 6.25% on a quarterly basis thereafter and has a seven-year term and has an exercise price equal to the fair market value of the Common Stock on the date of grant. The restricted stock units become fully vested within one year of grant.

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* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (973) 605-8200 x185.

Sincerely,

/s/ Gerard G. Gorman
Gerard G. Gorman
Senior Vice President, Finance and Business Development and Chief Financial Officer

cc:	Andrew P. Gilbert, Esq., Morgan, Lewis & Bockius LLP
Fax: (609) 919-6701